29 October 2026

HALEON

2026 Q3 Trading Statement[1]

Three months ended 30 September 2026 (unaudited)

Q3 2026[1]			
Three months ended 30 September 2026	**Reported revenue (£m)**	**Organic revenue growth[2]**	**Reported revenue growth**
Haleon	**2,868**	**+2.6%**	**+2.5%**
Geographical segment			
North America	992	+2.5%	+1.5%
Europe	798	(0.6)%	(0.9)%
APAC	593	+3.9%	+5.3%
International	485	+6.9%	+6.8%
Product category			
Oral Health	930	+8.8%	+7.3%
VMS	423	(0.5)%	+0.2%
Pain Relief	657	+0.5%	+1.5%
Respiratory Health	499	(2.0)%	(2.2)%
Digestive Health	245	+2.5%	+2.1%
Therapeutic Skin Health and Other	114	(0.7)%	+0.9%

Q3 organic revenue growth of +2.6%

- *Group:* Organic revenue growth[2] of +2.6% with +2.1% price and +0.5% volume/mix
- Continued strength in Oral Health, up +8.8% underpinned by innovation
- Q3 performance held back by soft cold and flu consumption leading to lower orders in North America, and a raw material classification change for *Centrum* OTC products in China *(see note on page 2)*
- *North America:* +2.5% as encouraging progress and strong US execution in *Sensodyne* and *Centrum* driving consumption growing double digit
- *Emerging Markets[3]:* +5.1% led by high-teens growth in India underpinned by strong *Sensodyne* growth, continued e-comm momentum in China and sequential improvement across MEA

Disciplined capital allocation underpinning shareholder returns

- *Leverage:* Strong delivery of adjusted operating profit and cash generation driving de-leveraging
- *Share buyback:* Further £500m allocated to share buybacks[4] to complete by FY results in Feb. '27

FY 2026 guidance

- *Organic revenue growth*: Now expected to be around 2.5%
- *Adjusted operating profit:* Continue to expect high-single digit growth at constant currency

Brian McNamara, Chief Executive Officer, said:

"Our third quarter organic revenue growth of 2.6% was below our expectations as we navigated softness across some of our categories including weaker cough, cold and flu consumption. We delivered strong performances in Oral Health and our turnaround plan in North America continues to make progress. We are clear on where we need to improve and we are taking action to deliver stronger performance despite challenging markets.

High gross margin and continued progress on supply chain productivity provide us with a uniquely strong platform to invest behind our brands and capabilities while delivering strong growth in profit and cash. This also enables us to continue returning surplus capital to shareholders, and today we are announcing a further £500m allocation to share buybacks.

Our key priority is to drive stronger volume growth and return the business to consistent delivery of our medium-term growth guidance."

Footnotes can be found on page 3

2026 Outlook

The FY 2026 guidance incorporates the impact from the raw material classification change impacting *Centrum's* OTC-registered products in China and an expected impact of the acceleration of our new go-to-market model in Brazil. *(See below).*

As a result, the Group now expects for FY 2026:

- Organic revenue growth to be around 2.5%
- High-single digit adjusted operating profit growth at constant currency
- Net interest c.£255m; Adjusted effective tax rate c.24.5%

Foreign exchange
The Group now expects a broadly neutral translational foreign exchange impact on net revenue and adjusted operating profit respectively, this is based on Bloomberg forward consensus rates averaged over 2026[5].

Raw material classification change for OTC Centrum products in China
Q3 performance was affected by a raw material classification change impacting *Centrum's* OTC-registered products in China, which meant we had to cease importation until further notice. *Centrum*'s food-registered products are not impacted. This classification change was not related to product quality or safety. The Group generated c. £75m in revenue from *Centrum* OTC-registered products in FY 2025.

Accelerating go-to-market model in Brazil
In Brazil, we see an opportunity to drive more growth through optimisation of our go-to-market strategy. This change across all elements will enable broader market coverage and a more diversified customer base, together with a more efficient end-to-end supply chain, delivering better cost to serve and lower overall inventory. We had originally planned a gradual rollout through 2027, but in discussion with customers, we have decided to accelerate this change in the fourth quarter of 2026 to coincide with the implementation of Brazil's new tax framework. The impact of this on the Group is expected to be c. £(15)-£(20)m on net revenue in the fourth quarter.

Presentation for analysts and shareholders

A short presentation followed by Q&A will be hosted by Brian McNamara, Chief Executive Officer, and Dawn Allen, Chief Financial Officer at 9:00am GMT (10:00am CET) on 29 October 2026, which can be accessed at www.haleon.com/investors/.

For analysts and shareholders wishing to ask questions on the Q&A call, please use the dial-in details below which will have a Q&A facility:

UK:	+44 (0) 808 189 0158
US:	+1 855 979 6654
All other:	+44 (0) 203 936 2999
Passcode:	627978

An archived webcast of the presentation will be available later on the day of the results and can be accessed at www.haleon.com/investors.

Financial timetable

FY 2026 Results	25 February 2027
Q1 2027 Trading Statement	29 April 2027

Enquiries

Investors

Jo Russell	+44 7787 392441
Rakesh Patel	+44 7552 484646

Email: investor-relations@haleon.com

Media

Zoë Bird	+44 7736 746167
Victoria Durman	+44 7894 505730

Email: corporate.media@haleon.com

About Haleon plc

Haleon (LSE/NYSE: HLN) is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Our superior brands - such as *Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu* and *Voltaren* are trusted by more than one billion consumers and are recommended by health professionals around the world. For more information please visit www.haleon.com

Notes and forward looking statements

1. All numbers within this release are unaudited and are organic unless referenced otherwise. The commentary in this announcement contains forward looking statements and should be read in conjunction with the cautionary note in the Appendix
2. Reported revenue is calculated at the average rate for the period. Organic revenue growth is calculated at constant currency and excludes the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites. The difference between reported and organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Organic revenue growth, organic operating profit growth and adjusted operating profit are non-IFRS measures; definitions and calculations of organic revenue growth can be found in the Appendix
3. Classification of developed and emerging markets sourced from The International Monetary Fund DataMapper 2022
4. Approximately 80% of the Shares purchased by the Company under the Buyback Programme will be cancelled. The remainder, will be held as treasury shares (with no voting or dividend rights) for the purposes of satisfying Haleon's obligations under its existing employee share plans in 2027 and 2028
5. As of 30 September 2026

Segmental performance

In January 2026, Haleon announced the evolution of its operating model to drive growth and agility in support of its Win as One ambition. This resulted in a structural reporting change to reflect the organisation of the business. North America remains largely unchanged. Europe will be reported as a separate segment. India Subcontinent (ISC) is separated from Asia Pacific and is now part of our International segment which also includes Latin America and Middle East & Africa. Going forward, Haleon will report performance against this structure

Performance by segment for the three months ended 30 September:

	Revenue (£m)		Revenue change (%)					
	2026	**2025**	**Organic[1]**	**Price[1]**	**Vol/Mix[1]**	**FX impact**	**Net M&A impact**	**Reported[1]**
North America	992	977	2.5%	1.8%	0.7%	(1.0)%	-	1.5%
Europe	798	805	(0.6)%	2.1%	(2.7)%	(0.3)%	-	(0.9)%
APAC	593	563	3.9%	(0.3)%	4.2%	1.4%	-	5.3%
International	485	454	6.9%	5.6%	1.3%	0.4%	(0.5)%	6.8%
Group	**2,868**	**2,799**	**2.6%**	**2.1%**	**0.5%**	**0.0%**	**(0.1)%**	**2.5%**

1. Reported revenue is calculated at the average rate for the period. Organic revenue growth is calculated at constant currency and excludes the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites. The difference between reported and organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Price and volume/mix are components of organic revenue growth. Definitions and calculations of non-IFRS measures can be found in the Appendix.

All commentary below refers to organic revenue growth unless otherwise stated.

Key segment performance was as follows:

North America

Q3 organic revenue growth was up 2.5% with 1.8% price and 0.7% volume/mix. Haleon made encouraging progress in a challenging consumer market. The actions we have taken including new innovation launches, stronger retail execution and enhanced in-store activations are beginning to deliver improved performance. Oral Health and Digestive Health continued to perform strongly, driven by enhanced execution with key retailers. *Centrum* performed well, reflecting improved execution, more effective media, digital commerce and consumer-led innovation, including *Centrum Age Defy* and the gummy restage. This was partially offset by a decline in Respiratory Health and lower sequential growth in Pain Relief due to softer consumption.

During the quarter:

- Oral Health grew double digit with consumption outperforming the market by over three times underpinned by innovations across *Sensodyne* and *parodontax* and strong market execution
- VMS was broadly flat reflecting mid-single digit growth in *Centrum* driven by better retail execution and innovations offset by a decline in *Emergen-C*
- Pain Relief grew mid-single digit with *Advil* up low-single digit and a flat performance from *Voltaren*. *Excedrin* continued to grow strongly helped by the launch of *Excedrin Rapid Relief*
- Respiratory Health declined mid-single digit reflecting softer consumption in cold and flu and a low single digit decline in Smokers Health
- Digestive Health grew mid-single digit with strength in *Benefiber,* underpinned by new media activations, as well as *Gas-X* and *Prep H.* This was partially offset by high-single digit decline in *Nexium*.

Europe

Q3 organic revenue declined 0.6% with 2.1% price and (2.7)% volume/mix.

Across Europe, the overall trading environment remained challenging, particularly across Germany and Central & Eastern Europe with market volumes declining low-single digit.

During the quarter:

- Oral Health grew mid-single digit with continued momentum in *Sensodyne* and *parodontax* supported by innovation and strong in-market execution
- VMS declined high-single digit, reflecting weaker category trends impacting *Centrum*. Local brands performed better with *Polase*, seeing double-digit growth in Italy, capitalising on strong summer momentum in hydration and gaining share in the mineral salts segment
- Pain Relief and Respiratory Health declined mid-single digit and low-single digit respectively reflecting low seasonal demand patterns
- Therapeutic Skin Health and Other grew mid-single digit, supported by strong performance in *Fenistil*

Asia Pacific (APAC)

Q3 organic revenue growth in APAC was 3.9% with price of (0.3)% and volume/mix of 4.2%. Performance was supported by further investment in e-comm which has delivered double digit growth for 15 consecutive quarters.

China grew mid-single digit, supported by double digit growth in Oral Health and continued investment in e-comm including Douyin. This was partially offset by a decline in *Centrum* related to the raw material classification change noted on page 2. Low-single digit growth in South-East Asia & Taiwan was impacted by the ongoing conflict in the Middle East leading to a softer consumer backdrop.

During the quarter:

- Oral Health grew double digit underpinned by strength in China
- VMS declined low-single digit. A strong performance in *Caltrate* driven by innovation and investment in e-comm was offset by a double-digit decline in *Centrum*
- Pain Relief saw mid-single digit growth underpinned by strong performance of *Voltaren 2%* in China supported by in-store activations and expansion in the hospital channel
- Respiratory Health saw mid-single digit growth reflecting normal seasonal sell-in
- Therapeutic Skin Health and Other declined with *Bactroban* flat

International

The International segment reflects performance across Latin America, Middle East & Africa and India Subcontinent.

Q3 organic revenue growth was 6.9% with price of 5.6% and volume/mix of 1.3%.

Performance in Q3 reflected high-teens growth in India Subcontinent underpinned by *Sensodyne* household penetration through rural activation programmes. Middle East & Africa grew high single digit, underpinned by the strength in Sub-Saharan Africa and an improving consumption trend in UAE. Latin America, as expected, was flat against a tough prior year comparator.

During the quarter:

- Oral Health grew double digit driven by strength in *Sensodyne* across India and the Middle East & Africa (MEA). In India, Sensodyne grew four times the market underpinned by strong in-market execution alongside innovation, including *Pronamel* and *Pronamel for Kids*
- VMS grew double digit with strong performance in *Centrum* particularly across MEA
- Pain Relief declined mid-single digit with strength in *Voltaren* more than offset by a decline in *Panadol* in Latin America
- Respiratory Health grew mid-single digit with strength in MEA and India following the activation of *Otrivin* Nasal spray.
- Digestive Health saw mid-single digit growth with particular strength in *ENO* in Brazil where the brand reached record share following the *Deu ENO Deu BOM* campaign

Category review

Revenue by product category for the three months ended 30 September:

	Revenue (£m)		Revenue change (%)			
	2026	2025	Organic[1]	FX impact	Net M&A impact	Reported[1]
Oral Health	930	867	8.8%	(1.5)%	-	7.3%
VMS	423	422	(0.5)%	0.7%	-	0.2%
Pain Relief	657	647	0.5%	1.0%	-	1.5%
Respiratory Health	499	510	(2.0)%	(0.2)%	-	(2.2)%
Digestive Health	245	240	2.5%	(0.4)%	-	2.1%
Therapeutic Skin Health and Other	114	113	(0.7)%	3.6%	(2.0)%	0.9%
Group revenue	**2,868**	**2,799**	**2.6%**	**0.0%**	**(0.1)%**	**2.5%**

1. Reported revenue is calculated at the average rate for the period. Organic revenue growth is calculated at constant currency and excludes the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites. The difference between reported and organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Definitions and calculations of non-IFRS measures can be found in the Appendix.

All commentary below refers to organic revenue growth unless otherwise stated.

Key category performance was as follows:

Oral Health

Organic revenue grew 8.8% with *Sensodyne* growing double digit. High-single digit growth for *Sensodyne* in North America was supported by continued strength across the *Clinical Platform* including the launch of *Clinical Repair*. India grew double digit with performance driven by rural activation and launch of innovations including *Sensodyne Pronamel* and *Sensodyne Pronamel for Kids*. Across *parodontax*, strong performance was seen from recent innovation launches including *parodontax Gum Strengthen & Protect* in the US. In addition, the launch in China continues to progress at pace with double digit growth in the region. This, combined with penetration growth across a number of markets supported mid-single digit growth for the brand. *Denture Care* grew mid-single digit underpinned by the launch of *Ultimate All in One* driving market share gains in the US. *Aquafresh* declined mid-single digit.

VMS

Organic revenue was (0.5)%. Performance was supported by mid-single digit growth in *Centrum* in North America underpinned by innovations including *Centrum Age Defy.* Outside this, *Centrum* declined double-digit in Europe from a weaker consumer environment and China was impacted by a raw material OTC classification change. *Caltrate* grew double digit supported by e-comm and the expansion of *Caltrate glucosamine* platform and *Caltrate liquid kids* which continued to scale. *Emergen-C* declined mid-single digit from weakness in the Upper Respiratory category in North America. Elsewhere, Local Brands performed well, with *Be-Total*, and *Polase* up double digit.

Pain Relief

Organic revenue was up 0.5% with low-single digit growth across each of *Advil, Panadol* and *Voltaren*. In *Panadol*, performance was supported by market share gains across Europe along with activations from the *That's One for Panadol* campaign. *Voltaren* performance was driven by strength in APAC underpinned by continued share gains in China from the launch of *Voltaren 2%,* now in over 100k stores across 75 cities. Here, the brand has benefited with a clear portfolio distinction with 2% for chronic pain and 1% for sports pain executed with healthcare professional advocacy, wider retail and hospital distribution, and pharmacist-led trials. This model will be rolled out to other markets from 2027. *Advil* performance was driven by expanded distribution and e-

comm growth. Looking ahead, Haleon received FDA approval for *Advil Liquid* which will begin shipping towards the end of the fourth quarter. *Fenbid* in China declined reflecting a tough comparative.

Respiratory Health
Organic revenue declined 2.0% reflecting lower cough, cold and flu consumption resulting in lower orders in North America and Europe ahead of the upcoming season. Our focus remains on driving outperformance where in the US, Haleon has been deploying targeted media through geo-targeting audiences following a successful pilot with *Flonase* during the summer. *Smokers Health* declined low-single digit.

Digestive Health
Organic revenue grew 2.5%. *Benefiber* grew double digit supported by innovations and activations around GLP-1 partly offset by flat performance in *Tums* driven by phasing of orders. *ENO* grew mid-single digit with strength in Brazil supported by continued activations following the 2026 FIFA World Cup. Performance was partially offset by a mid-single digit decline in *Nexium*.

Therapeutic Skin Health and Other
Therapeutic Skin Health and Other organic revenue declined 0.7%. *Fenistil* delivered strong performance driven by a favourable mosquito season in Europe.

Appendix

Cautionary note regarding forward-looking statements

This document contains certain statements that are, or may be deemed to be, 'forward-looking statements' (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon's current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon's actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as 'expects', 'anticipates', 'believes', 'targets', 'plans', 'intends', 'aims', 'projects', 'indicates', 'may', 'might', 'will', 'should', 'potential', 'could' and words of similar meaning (or the negative thereof).

All statements, other than statements of historical facts, included in this document are forward-looking statements. Such forward looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, delivery on strategic initiatives (including but not limited to acquisitions and dispositions, realisations of efficiencies and responsible business goals), future performance or results of current and anticipated products, sales efforts, expenses, expectations with respect to the markets in which we operate, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon's control or precise estimate.

Such risks, uncertainties and other factors that could cause Haleon's actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: the Group operates in a highly competitive market; the Group's ability to execute and achieve its marketing and sales strategy and objectives is subject to challenges; the Group's business results are impacted by the Group's ability to manage disruptions in the Group's global supply chain; increasing dependence on key retail customers, changes in the policies of the Group's retail customers, the emergence of alternative retail channels and the rapidly changing retail landscape; the Group may not be able to develop and commercialise new products effectively; failure to retain key talent or attract new talent; damage to the Group's reputation; failure to respond effectively to the challenges raised by climate change and other sustainability and ESG matters; the Group may not be able to sufficiently protect its intellectual property rights or avoid claims of infringement on the intellectual property rights of others; the Group may incur liabilities or be forced to recall products as a result of real or perceived product quality or other product-related issues; a cyber-security incident, data breach or a failure of a key information technology system; the Group relies on third parties in many aspects of its business; the Group may not successfully acquire and integrate other businesses, license rights to technologies or products, form and manage alliances, or divest businesses; risks relating to the Group's leverage and debt service obligations; goodwill and indefinite life intangible assets are a material component of the Group's balance sheet and may be subject to impairments; the Group's business is subject to legal and regulatory risks in all the markets in which it operates; the Group faces risks relating to the regulation and perception of the ingredients it uses in its products; the Group's business is subject to market fluctuations and general economic conditions, including inflationary pressures and increases in interest rates; risks related to litigation, disputes and regulatory investigations; the Group faces risks associated with significant international operations; volatility in material and other costs could materially and adversely impact the Group's profitability; the Group's business may be impacted by the effects of regional and local conflicts, including resulting volatility in energy prices, transportation routes, sanctions regimes, and foreign exchange markets; failure to comply with regulation regarding the use of personal data; the Group is exposed to risks relating to fluctuations in currency exchange rates and related hedging activities; determinations made by the Group with respect to the application of tax law may result in challenges from or disputes with tax authorities which result in the payment of additional amounts for tax; changes in the tax systems of the countries in which the Group operates could adversely affect the Group's financial condition and results of operations; and the Group has indemnification obligations in favour

of the GSK Group and the Pfizer Group, which could be significant. See also our principal risks on pages 53 to 56 and risk factors on pages 181 to 189 in Haleon's Annual Report and Form 20-F 2025. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Subject to our obligations under English and US law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.

Use of non-IFRS measures (unaudited)

We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. These measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS and may not be directly comparable with similar measures used by other companies.

Additionally, we are unable to present reconciliations of forward-looking information for non-IFRS measures because we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure.

Constant currency

The Group's reporting currency is Pounds Sterling, but the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one year to the next, the Group discusses its results both on an "as reported basis" or using actual exchange rates (AER) (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (CER). To calculate results on a constant currency basis, prior year average exchange rates are used to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate. The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below.

	Nine months to 30 September	
	2026	**2025**
Average rates:		
US$/£	1.34	1.31
Euro/£	1.16	1.18
CNY/£	9.18	9.46

Organic revenue growth and organic operating profit growth

Organic revenue represents revenue, as determined under IFRS, but excluding the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites, the impact of foreign currency exchange movements and price growth in excess of 26% in hyperinflationary economies from one period to the next. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary.

The Group believes discussing organic revenue growth contributes to the understanding of the Group's performance and trends because it allows for a year-on-year comparison of revenue in a meaningful and consistent manner.

Organic revenue growth is calculated period to period as follows, using prior year average exchange rates to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate.

- Current year organic revenue growth excludes revenue from brands or businesses acquired in the current accounting period.
- Current year organic revenue growth excludes revenue attributable to brands or businesses acquired in the prior year from 1 January to the corresponding date of completion of the acquisition in current accounting period.
- Prior year organic revenue growth excludes revenue in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period.
- Prior year organic revenue growth excludes revenue in respect of brands or businesses divested or closed in the previous accounting period in full.
- Prior year and current year organic revenue growth exclude revenue attributable to MSAs relating to divestments and closure of production sites taking place in either the current or prior year, each an organic adjustment. These adjustments are made because these agreements are transitional in nature and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes.

To calculate organic revenue growth for the period, organic revenue for the prior year is subtracted from organic revenue in the current year and divided by organic revenue in the prior year.

Organic revenue growth by individual reportable segment is further discussed by price and volume/mix changes, which are defined as follows:

- **Price**: Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained above.

- **Volume/Mix**: Defined as the variation in revenue attributable to changes in volumes and composition of products sold in the period.

The following tables reconcile reported revenue growth to organic revenue growth for the periods presented.

	Reportable Segments				
Three months ended 30 September 2026 vs 2025 (%) [1]	**North America**	**Europe**	**APAC**	**International**	**Total**
Revenue growth	1.5	(0.9)	5.3	6.8	2.5
Organic adjustments	—	—	—	0.5	0.1
Effect of exchange rates	1.0	0.3	(1.4)	(0.4)	—
Organic revenue growth[1]	2.5	(0.6)	3.9	6.9	2.6
Price	1.8	2.1	(0.3)	5.6	2.1
Volume/Mix	0.7	(2.7)	4.2	1.3	0.5

[1] Following the change in operating model structure announced on 8 January 2026, 2025 figures have been restated.

Three months ended 30 September 2025 vs 2024 (%) [1]	Reportable Segments: North America	Europe	APAC	International	Total
Revenue growth	**(2.0)**	**1.9**	**(1.4)**	**7.6**	**0.7**
Organic adjustments	0.4	4.8	2.3	2.6	2.3
Effect of exchange rates	2.0	(2.9)	2.5	0.0	0.4
Organic revenue growth[1]	**0.4**	**3.8**	**3.4**	**10.2**	**3.4**
Price	0.7	3.2	0.2	4.3	1.8
Volume/Mix	(0.3)	0.6	3.2	5.9	1.6

[1] Following the change in operating model structure announced on 8 January 2026, 2025 and 2024 figures have been restated.

Three months ended 30 September 2026 vs 2025 (%)	Product Categories: Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health	Therapeutic Skin Health and Other	Total
Revenue growth	**7.3**	**0.2**	**1.5**	**(2.2)**	**2.1**	**0.9**	**2.5**
Organic adjustments	—	—	—	—	—	2.0	0.1
Effect of exchange rates	1.5	(0.7)	(1.0)	0.2	0.4	(3.6)	—
Organic revenue growth	**8.8**	**(0.5)**	**0.5**	**(2.0)**	**2.5**	**(0.7)**	**2.6**

Three months ended 30 September 2025 vs 2024 (%)	Product Categories: Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health	Therapeutic Skin Health and Other	Total
Revenue growth	**7.0**	**3.7**	**3.0**	**(12.2)**	**0.4**	**(1.7)**	**0.7**
Organic adjustments	—	—	—	10.2	—	2.3	2.3
Effect of exchange rates	(0.1)	1.2	0.7	0.2	1.7	(1.7)	0.4
Organic revenue growth	**6.9**	**4.9**	**3.7**	**(1.8)**	**2.1**	**(1.1)**	**3.4**

Nine months ended 30 September 2026 vs 2025 (%)[1]	Reportable Segments: North America	Europe	APAC	International	Total
Revenue growth	**(0.2)**	**2.9**	**3.7**	**4.8**	**2.3**
Organic adjustments	—	(0.1)	—	0.5	0.1
Effect of exchange rates	2.4	(2.6)	(0.2)	1.2	0.2
Organic revenue growth	**2.2**	**0.2**	**3.5**	**6.5**	**2.6**
Price	2.2	2.2	(0.5)	4.8	2.1
Volume/Mix	(0.0)	(2.0)	4.0	1.7	0.5

[1] Following the change in operating model structure announced on 8 January 2026, 2025 figures have been restated.

Nine months ended 30 September 2025 vs 2024 (%)[1]	Reportable Segments: North America	Europe	APAC	International	Total
Revenue growth	**(4.2)**	**(1.0)**	**(0.9)**	**(2.1)**	**(2.3)**
Organic adjustments	1.5	4.9	2.1	2.1	2.7
Effect of exchange rates	2.6	0.2	2.8	8.2	2.9
Organic revenue growth	**(0.1)**	**4.1**	**4.0**	**8.2**	**3.3**
Price	0.3	3.5	0.9	5.9	2.2
Volume/Mix	(0.4)	0.6	3.1	2.3	1.1

[1] Following the change in operating model structure announced on 8 January 2026, 2025 and 2024 figures have been restated.

Nine months ended 30 September 2026 vs 2025 (%)	Product Categories: Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health	Therapeutic Skin Health and Other	Total
Revenue growth	**6.7**	**1.4**	**2.4**	**(3.9)**	**0.5**	**1.1**	**2.3**
Organic adjustments	—	—	—	—	—	1.5	0.1
Effect of exchange rates	1.1	(0.3)	(0.8)	0.2	2.0	(1.7)	0.2
Organic revenue growth	**7.8**	**1.1**	**1.6**	**(3.7)**	**2.5**	**0.9**	**2.6**

	Product Categories						
Nine months ended 30 September 2025 vs 2024 (%)	**Oral Health**	**VMS**	**Pain Relief**	**Respiratory Health**	**Digestive Health**	**Therapeutic Skin Health and Other**	**Total**
Revenue growth	**4.1**	**(0.7)**	**0.1**	**(13.7)**	**(3.7)**	**(9.9)**	**(2.3)**
Organic adjustments	—	—	—	10.8	0.4	10.8	2.7
Effect of exchange rates	3.3	2.9	2.8	2.0	3.8	3.0	2.9
Organic revenue growth	**7.4**	**2.2**	**2.9**	**(0.9)**	**0.5**	**3.9**	**3.3**